UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 24 July 2013	By:	/s/ C Kynaston
Name: C Kynaston Title: Assistant Company Secretary

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List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 June 2013

Information Required by/when

Public Announcements/Press The Stock Exchange, London

Announcement Company announces appointments to Executive Committee. (6 June 2013)	Announcement Mr Menezes, a director, informs the Company of his beneficial interests. (28 June 2013)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 June 2013)

Announcement Company announces total voting rights. (28 June 2013)
Announcement Mr Ho, a director, informs the Company of his beneficial interests. (25 June 2013)

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Company	Diageo PLC
TIDM	DGE
Headline	Appointment to Executive Committee
Released	09:00 06-Jun-2013
Number	4438G09

RNS Number : 4438G

Diageo PLC

06 June 2013

6 June 2013

Diageo announces appointments to Executive Committee

Diageo has today announced that:

- Andy Fennell, Chief Marketing Officer, will be appointed President and Chief Operating Officer, Africa, reporting to Nick Blazquez, President Africa, Eastern Europe and Turkey with effect from 1 July 2013. Andy will continue as a member of the Diageo Executive Committee.

- Syl Saller, Global Innovation Director, will be appointed Chief Marketing Officer with effect from 1 July 2013, and will join the Diageo Executive Committee at that time.

Ivan Menezes, Chief Operating Officer of Diageo said:

"It is a great pleasure to welcome Syl Saller to the Executive. Syl brings a great breadth of marketing and general management experience to her new position. In particular, her global track record on innovation performance over the past nine years has been outstanding.

Andy has made a huge contribution in his four and a half years as Chief Marketing Officer. In his new role, Andy will work with Nick and their talented teams to further strengthen our leading position in Africa, a region with enormous potential."

Separately, Diageo has also announced that:

- Gareth Williams, HR Director since January 1999, is to retire from Diageo. Gareth will leave the Executive Committee on 30 June 2013, and will remain with Diageo until 30 June 2014, supporting a number of key projects.

- Leanne Wood, Global Talent and Organisational Effectiveness Director, will be appointed HR Director with effect from 1 July 2013, and will join the Diageo Executive Committee at that time.

Paul S Walsh, Chief Executive of Diageo said:

"Gareth has been absolutely pivotal to the creation of today's Diageo, from shaping Diageo's culture to putting people and values at the heart of our business. He has a total commitment to making Diageo a special and enduring company, and has guided the careers of many of its leaders today and those of the future. It has been a privilege to work with him.'

Ivan Menezes, Chief Operating Officer of Diageo added:

'I am delighted to welcome Leanne Wood to the Diageo Executive in her new role. Leanne has a great track record across both strategy and HR, and wide experience of our business, having held roles in Ireland, South East Asia, Africa and our global functions."

ENDS

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Media enquiries to:
Rowan Pearman +44 (0) 20 8978 4751
Lisa Crane +44 (0) 208 978 4771
press.office@diageo.com

About Diageo
Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:28 10-Jun-2013
Number	31428-993D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 June 2013 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 June 2013 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	6

PS Walsh	7

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 June 2013 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	6

D Gosnell	7

J Grover	7

A Morgan	7

S Moriarty	6

G Williams	7

I Wright	7

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

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The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.51.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 June 2013 that Dr FB Humer, a director of the Company, had purchased 424 Ordinary Shares on 10 June 2013 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.51.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	46,883

D Mahlan	132,330 (of which 131,691 are held as ADS)

PS Walsh	769,648

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,190

D Gosnell	110,562

J Grover	188,552

A Morgan	96,567

S Moriarty	28,756

G Williams	179,687 (of which 6,535 are held as ADS)

I Wright	56,312

J Nicholls

Deputy Company Secretary

10 June 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

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Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:29 25-Jun-2013
Number	31428-D022

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 25 June 2013 from Mr Ho KwonPing, a director of the Company, that he had purchased 4,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 25 June 2013 at a price per share of £18.50.

As a result of the above transaction the interests of Mr Ho KwonPing in the Company's Ordinary Shares are 4,000.

J Nicholls

Deputy Secretary

25 June 2013

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Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:05 28-Jun-2013
Number	31503-9024

TO:	Regulatory Information Service

PR Newswire

RE:	Director's shareholding

Diageo plc (the "Company") announces that it received notification on 27 June 2013 that, on 25 June 2013, Ivan Menezes, a director, ceased to have an interest in 5,003 American Depositary Shares ("ADS")* in the Company, held in trust for the benefit of one of his children.

As a result of the above, Mr Menezes' interest in the Company's ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 504,605 (of which 411,607 are held as ADSs).

J Nicholls

Deputy Company Secretary

28 June 2013

*1 ADS is the equivalent of 4 Ordinary Shares

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Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:16 28-Jun-2013
Number	31515-56D2

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,166,581 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 243,810,038 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,510,356,543 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

28 June 2013

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